Exhibit 99.1

Yucheng Technologies Limited Reports Record Unaudited Selected Financial Results for the Fourth Quarter and Fiscal Year 2007 - Annual Consolidated Revenue and NON-GAAP Net Income Increased by 49% and 72% Year-Over-Year, Respectively; Gross Margin Increased to 36% in Fiscal Year 2007, from 28% in Fiscal Year 2006

NON-GAAP Net Income for the Fourth Quarter and Fiscal Year 2007 Increased 88% and 72% Year-over-Year, Respectively

2007 Consolidated IT Solutions and Services Revenue Increased by 110% Year-Over-Year and its Percentage of the Total Revenue Increased to 53%, from 38% in Fiscal Year 2006

Overall Gross Margin Increased to 36% in Fiscal Year 2007 from 28% in Fiscal Year 2006

BEIJING, Feb.4, 2008/Xinhua-PRNewswire-FirstCall/--Yucheng Technologies Limited (NASDAQ: YTEC), a leading local IT solutions and services provider to the Chinese banking industry, today announced unaudited selected financial results for the fourth quarter and fiscal year 2007.

Fourth Quarter 2007 Highlights (unaudited):

-	Record consolidated revenue of US$23.5 million, an increase of 57% quarter-over-quarter and 89% year-over-year

-	Record consolidated IT solutions and services revenue of US$13.6 million, an increase of 50% quarter-over-quarter and 193% year-over-year

-	Gross margin of 37%, as compared to 25% of the same period in 2006

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NON-GAAP net income (excluding amortization expenses of intangible assets of US$0.31 million related to e-Channels acquisition) of US$4.3 million, an increase of 50% quarter-over-quarter and 88% year-over-year

-	Record GAAP net income of US$4.0 million, an increase of 56% quarter-over-quarter and 74% year-over-year

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Increased working relationships with our existing banking clients, including recent major contract wins with Bank of Shanghai to provide follow-on ancillary solutions to its on-line banking system built by Yucheng

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First-ever contract wins with Chinese subsidiaries of foreign banks, namely The Bank of East Asia (China) Limited and Hana Bank (China) Co., Ltd, to provide Yucheng’s industry leading on-line banking solutions

-	Further business expansion into the existing top-tier national banking clients through strong IT solutions, including two business intelligence contract wins with China Construction Bank

-	Won The Most Outstanding Performance Award from China Merchants Bank for installing 8,900 POS terminals in 2007, exceeding the original management target of 7,000

Fiscal Year 2007 Highlights (unaudited):

-	Record consolidated revenue of US$59.6 million, an increase of 49% year-over-year, exceeding company’s guidance of US$50.0 million to US$52.0 million

-	Record consolidated IT solutions and services revenue of US$31.6 million, accounting for 53% of the revenue, and an increase of 110% year-over-year

-	Gross margin increased to 36% from 28% for fiscal year 2006

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Record NON-GAAP net income (excluding amortization expenses of intangible assets of US$1.3 million related to e-Channels acquisition) of US$10.5 million, an increase of 72% year-over-year, and 13% above management’s increased estimate of US$9.3 million

-	Record GAAP net income of US$9.3 million, an increase of 52% year-over-year

“We are very pleased to deliver record growth for the fourth quarter as we continue our migration toward more rapidly growing and higher margin IT solutions and services business. IT solutions and services revenue for the fourth quarter grew 50% sequentially, and 193% from the same period in 2006. This was mainly driven by increased sales from our leading product lines in on-line banking, call center, risk management and core banking solutions,” stated Mr. Weidong Hong, Yucheng’s CEO.

“In 2007, we were able to deepen our banking relationships with our top fifteen banks and expand successfully into the next tier of banks, which includes more than 60 city commercial banks and rural credit unions. Our channel management solutions are also being adopted by Chinese subsidiaries of foreign banks. Moreover, we are very encouraged by our progress in growing our payment processing business. We recently won The Most Outstanding Performance Award from China Merchants Bank for deploying 8,900 POS terminals in less than one year in 2007. We now have POS sales offices in 11 major cities in China to accelerate the deployment of Yucheng’s POS network. In summary, the fourth quarter culminates a year of record performance for Yucheng. We believe we are building a solid platform on which to drive future growth. The management team sees great growth opportunities in the financial technology industry in China and remains confident in its ability to continue to deliver strong returns and create value for our shareholders in 2008.”

 Summary of Unaudited Selected Financial Results for the Fourth Quarter 2007

(All numbers in US$ thousands, except share numbers and per-share amounts)

	Q4 of 2007	Q3 of 2007	Q4 of 2006	Change (%) (QOQ)	Change (%) ( YOY)
Consolidated Revenue	$23,486	$14,981	$12,406	57%	89%
IT Solutions and Services	$13,638	$9,072	$4,660	50%	193%
System Integration	$9,848	$5,909	$7,746	67%	27%
Cost of Revenue	$14,694	$9,145	$9,267	61%	59%
Gross Profit	$8,792	$5,836	$3,139	51%	180%
Total Operating Expenses	$4,281	$2,888	$1,147	48%	273%
Income from Operations	$4,511	$2,948	$1,992	53%	126%
NON-GAAP Net Income	$4,322	$2,872	$2,301	50%	88%
Amortization of Intangible Assets	$314	$305	Nil	3%	N/A
GAAP Net Income	$4,008	$2,567	$2,301	56%	74%
Basic NON-GAAP EPS	$0.26	$0.18	$0.27	44%	-4%
Basic GAAP EPS	$0.24	$0.16	$0.27	50%	-11%
Basic Weighted Average Common Shares Outstanding	16,563,370	16,394,806	8,611,690	1%	92%

Note: The United States dollar amounts in the above table are calculated based on the US$: RMB conversion rate of RMB7.3046= US$1.00 as of December 31, 2007, RMB7.5108= US$1.00 as of September 30, 2007, and RMB7.8087= US$1.00 as of December 31, 2006.

Summary of Unaudited Selected Financial Results for Fiscal Year 2007

(All numbers in US$ thousands, except share numbers and per-share amounts)

	2007	2006	Change (%)
Consolidated Revenue	$59,623	$39,980	49%
IT Solutions and Services	$31,574	$15,064	110%
System Integration	$28,049	$24,916	13%
Cost of Revenue	$38,035	$28,600	33%
Gross Profit	$21,588	$11,380	90%
Total Operating Expenses	$10,804	$4,629	133%
Income from Operations	$10,784	$6,751	60%
NON-GAAP Net Income	$10,531	$6,110	72%
Amortization of Intangible Assets	$1,256	Nil	N/A
GAAP Net Income	$9,275	$6,110	52%
Basic NON-GAAP EPS	$0.80	$0.75	7%
Basic GAAP EPS	$0.71	$0.75	-5%
Basic Weighted Average Common Shares Outstanding	13,144,681	8,118,335	62%

Note: The United States dollar amounts in the above table are calculated based on the US$: RMB conversion rate of RMB7.3046= US$1.00 as of December 31, 2007, and RMB7.8087= US$1.00 as of December 31, 2006.

Unaudited Selected Financial Results for the Fourth Quarter 2007

Consolidated revenue for the fourth quarter totaled US$23.5 million, an increase of 57% as compared to US$15.0 million for the third quarter and an increase of 89% compared to US$12.4 million for the same period last year. IT solutions and services comprised approximately 58% of total revenue, while system integration comprised approximately 42% of total revenue.

Cost of revenue was US$14.7 million, an increase of 61% compared to US$9.1 million for the third quarter, and an increase of 59% compared to US$9.3 million for the same period in 2006. Gross profit for the fourth quarter was US$8.8 million, an increase of 51% compared to the third quarter, and an increase of 180% compared to US$3.1 million in the same period last year.

Gross margin was 37% for the fourth quarter, compared to 39% for the third quarter, and 25% for the same period last year. The quarter-over-quarter decrease was mainly due to timing of revenue recognition of different projects with higher-than-norm margin or lower-than-norm margin, which is within the normal range of quarter-to-quarter fluctuation. The year-over-year increase was mainly due to the shifting of revenue to higher-margin and faster-growth of IT solutions and services.

Selling, marketing and general administrative expenses totaled US$4.7 million, a 101% increase quarter-over-quarter and a 228% increase year-over-year. The increase was primarily due to the expenses incurred from the POS merchant acquiring business and expansion of Yucheng’s IT solutions and services business. Research and development expenses decreased by 84% to US$0.1 million compared to that in the third quarter, due to the capitalization of a major portion of research and development expenses during the quarter. Research and development expenses were mainly related to the ongoing investment in developing software products and solutions.

Income from operations was US$4.5 million, which increased by 53% as compared to US$2.9 million for the third quarter, and increased by 126% as compared to US$2.0 million for the same period last year.

Operating margin for the fourth quarter was 19.2%, compared to 19.7% for the third quarter and 16% for the same period last year. The effective tax rate for the fourth quarter was 10.4%, compared to negative 0.2% for the third quarter, and negative 2.2% for the same period in the previous year. The change in tax rate was primarily due to year-end tax adjustments.

Excluding amortization expenses of intangible assets of US$0.31 million related to the e-Channels acquisition, net income for the fourth quarter was US$4.3 million, or EPS of US$0.26, compared to net income of US$2.3 million, or EPS of US$0.27 for the same period last year. GAAP net income was US$4.0 million, and EPS was US$0.24 for the fourth quarter. The weighted average number of shares outstanding used in the calculation of EPS was 16,563,370 for the fourth quarter compared to 8,611,690 in the same period of 2006.

Unaudited Selected Financial Results for Fiscal Year 2007

Consolidated revenue for 2007 totaled US$59.6 million, an increase of 49% as compared to US$40.0 million for fiscal 2006. IT solutions and services comprised approximately 53% of revenue, while system integration comprised approximately 47% of revenue for fiscal 2007. In comparison, IT solutions and services comprised approximately 38% of revenue and system integration comprised approximately 62% of revenue for fiscal 2006.

Cost of revenue was US$38.0 million for fiscal 2007, an increase of 33% from US$28.6 million for fiscal 2006. Gross margin was 36% for fiscal 2007, compared with 28% for fiscal 2006.

Selling, marketing and general administrative expenses totaled US$10.7 million for fiscal 2007, an increase of 131% from US$4.6 million for fiscal 2006. Research and development expenses increased by 138%, from US$0.5 million for fiscal 2006 to US$1.1 million for fiscal 2007. The increase was mainly due to increased research and development activities from acquired companies.

Income from operations was US$10.8 million, an increase of 60% from US$6.8 million in fiscal 2006. The operating margin for fiscal 2007 was 18%, versus 17% for fiscal 2006. The effective tax rate for fiscal 2007 was 5.0%, compared to 7.3% for fiscal 2006, primarily due to deferred tax recognized from the POS business unit.

Excluding amortization expenses of intangible assets of US$1.3 million related to the e-Channels acquisition, NON-GAAP net income for fiscal 2007 was US$10.5 million, or basic EPS of US$0.80, compared to net income of US$6.1 million, or basic EPS of US$0.75 for fiscal 2006. GAAP net income was US$9.3 million and basic EPS was US$0.71 for fiscal 2007. The weighted average number of shares outstanding used in the calculation of EPS was 13,144,681 for fiscal 2007 compared to 8,118,335 for fiscal 2006.

Business Outlook:

Yucheng estimates consolidated revenue for 2008 to be between US$71.5 million to US$74.5 million, and NON-GAAP net income to be in the range of US$14.7 million to US$15.2 million. This forecast reflects Yucheng’s current and preliminary view, which is subject to change.

“In 2008, we will continue to carry out our growth strategy of a) migrating ourselves into higher margin IT solutions and services business, and b) expanding our client base by penetrating deeper into our existing banking clients and continuing to focus on expanding our relationships with the smaller banks. We plan to aggressively expand our POS merchant network. We will also continue to explore potential acquisitions, strategic partnerships and joint venture opportunities. “concluded Mr. Weidong Hong, Yucheng’s CEO.

NON-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Yucheng’s management has reported net income and earning per share on a NON-GAAP basis. Each of the terms as used by Yucheng is defined as follows:

NON-GAAP net income represents net income reported in accordance with GAAP, adjusted for amortization expense of intangible assets resulting from the accounting treatment of the acquisition of Beijing e-Channels Century Technology Co., Ltd.

NON-GAAP earnings per share represents NON-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP.

Management of Yucheng believes that these NON-GAAP net income, and earnings per share measures are useful for understanding and assessing Yucheng’s underlying business performance and operating trends, and expects to report net income on a NON-GAAP basis using a consistent method on a quarterly basis going forward. These NON-GAAP financial measures also facilitate management’s internal comparisons to Yucheng’s historical performance and liquidity. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Management of Yucheng notes that these measures may not be calculated on the same basis of similar measures used by other companies. Please find a reconciliation of NON-GAAP figures to GAAP figures in the summary of financial information presented above.

Teleconference Information:

Management will conduct a conference call to discuss its financial results for the three-month period ended December 31, 2007 and the fiscal year 2007 at 7:00 p.m. EST on Monday, February 4, 2008.

To participate, please call the following numbers ten minutes before the scheduled start of the call and provide the conference call identification 32126925 to join:

1-866-519-4004 (USA)
1-800-407-1908 (Canada)
0-808-234-6646 (UK)
10-800-650-0419 (NetCom Users in China)
10-800-265-0432 (Telecom Users in China)
65-6735-7955 (Other countries)

The record of this call will be accessible and downloaded at for 48 hours starting 2 hours after the end of the call. The record will also be accessible on Yucheng's website at http://www.yuchengtech.com/english/front/main17.jsp?path=1766>1770.

About Yucheng Technologies Limited
Yucheng Technologies Limited (YTEC) is a leading IT solutions and services provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has more than 1,500 employees and has established an extensive footprint to serve its banking clients nationwide with subsidiaries and representative offices in nine cities. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including 1) IT consulting, solutions and software platform, 2) system integration, and 3) outsourced IT operations, with a particular focus on a) banking channel management IT solutions and services, such as web banking and call centers, b) business processing solutions, such as core banking systems, foreign exchange, treasury, and intermediary business solutions, and c) risk/performance management solution consulting and implementation service. It is also a third party provider of POS merchant acquiring services in partnership with banks.

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For further information, please contact:

In the U.S.A.
Mr. Jim Preissler
Advisor, Investor Relations
Tel: 1-646-383-4832
Email: jpreissler@yuchengtech.com

In Beijing, China
Ms. Yvonne Young
Investor Relations
Tel: 8610- 64420533
Email: investors@yuchengtech.com